FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")
Suite 3123 - 595 Burrard Street
PO Box 49139
Three Bentall Centre
Vancouver, BC V7X 1J1

2. Date of Material Change

December 7, 2025

3. News Release

A news releases was disseminated through the services of PR Newswire on December 8, 2025 and a copy was subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On December 7, 2025, Dolly Varden and Contango ORE, Inc ("Contango") entered into an arrangement agreement (the "Arrangement Agreement") to combine Contango and Dolly Varden on a merger-of-equals basis pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) ("BCBCA"). Pursuant to the terms and conditions of the Arrangement Agreement, Contango will acquire all of the issued and outstanding common shares of Dolly Varden (the "DV Shares") at an exchange ratio of 0.1652 of a share of voting common stock of Contango (the "CTGO Shares") for each DV Share held.

5.1 Full Description of Material Change

On December 7, 2025, Dolly Varden and Contango entered into the Arrangement Agreement to combine Contango and Dolly Varden on a merger-of-equals basis pursuant to a statutory plan of arrangement under the BCBCA (the "Transaction").

Transaction Details

Pursuant to the terms and conditions of the Arrangement Agreement, Contango will acquire all of the issued and outstanding DV Share at an exchange ratio of 0.1652 of a CTGO Share for each DV Share held (the "Exchange Ratio").

Immediately prior to closing of the Transaction, all restricted share units of Dolly Varden will vest and be settled for DV Shares. Pursuant to the Transaction, all outstanding stock options of Dolly Varden will be exchanged for stock options to acquire CTGO Shares, adjusted to reflect the Exchange Ratio. Eligible Canadian shareholders of Dolly Varden will be able to elect to receive exchangeable shares in a Canadian subsidiary of Contango, which will be exchangeable into CTGO Shares, instead of the CTGO Shares to which they would otherwise be entitled.

Upon completion of the Transaction, existing Contango and Dolly Varden shareholders will own approximately 50% each of the outstanding shares of the merged entity ("MergeCo"), respectively, on a fully diluted in-the-money basis.

The Transaction will be effected pursuant to a court-approved plan of arrangement under the BCBCA and will require approval by the British Columbia Supreme Court (the "Court"), the approval of 66 2/3% of the votes cast by Dolly Varden shareholders at a special meeting of Dolly Varden shareholders expected to be held in February 2026 (the "DV Meeting") and the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the special meeting of Contango shareholders expected to also be held in February 2026 (the "CTGO Meeting").

In addition to the approval of the Court and the Dolly Varden and Contango shareholders noted above, the Transaction is subject to the receipt of applicable regulatory and exchange approvals (including approval of the NYSE American and TSX Venture Exchange), and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in late February or early March, 2026. The Arrangement Agreement includes customary deal protections, including reciprocal fiduciary-out provisions, non-solicitation covenants and the right to match any superior proposals. A reciprocal termination fee in the amount of US$15 million is payable by either party in certain circumstances as set out in the Arrangement Agreement.

Full details of the Transaction will be included in Dolly Varden's management information circular in respect of the DV Meeting and Contango's proxy statement in respect of the CTGO Meeting, both of which are expected to be mailed to shareholders in January 2026. Shareholders of both parties are urged to read these documents once available, as they will contain important additional information concerning the Transaction; they will be posted on SEDAR+ (in the case of Dolly Varden) and EDGAR (in the case of Contango). In addition, a copy of the Arrangement Agreement will be filed under Dolly Varden's profile on SEDAR+ and Contango's profile on EDGAR.

Voting Support Agreements

Directors, officers and certain major shareholders of Dolly Varden, who collectively hold approximately 22% of the outstanding DV Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their DV Shares in favour of the Transaction. Similarly, directors, officers and certain major shareholders of Contango, who collectively hold approximately 22% of the outstanding CTGO Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their CTGO Shares in favour of the Transaction. Certain other major shareholders of Contango and Dolly Varden have also indicated their support and intention to vote in favour of the Transaction.

Leadership & Governance

Management of MergeCo will draw upon the experience and expertise of both companies, led by Rick Van Nieuwenhuyse as CEO, Shawn Khunkhun as President, and Mike Clark as Executive Vice President and CFO.

The board of directors of MergeCo (the "MergeCo Board") will consist of Clynt Nauman as Chairman, Brad Juneau, Darren Devine, Mike Cinnamond, Forrester (Tim) Clark, Rick Van Nieuwenhuyse and Shawn Khunkhun.

The corporate office of MergeCo will be based in Fairbanks, Alaska, with a secondary office located in Vancouver, British Columbia.

Name & Stock Exchange Listings

MergeCo is expected to be renamed Contango Silver & Gold Inc. MergeCo will be listed on the NYSE American and intends to apply list on the Toronto Stock Exchange following closing of the Transaction.

Contango Board Recommendation

The Arrangement Agreement has been unanimously approved by the board of directors of Contango (the "CTGO Board"). Canaccord Genuity Corp. has provided a fairness opinion to the CTGO Board stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Contango.

Dolly Varden Board Recommendation

The Arrangement Agreement has been unanimously approved by the board of directors of Dolly Varden (the "DV Board"), based upon the recommendation of a special committee of certain independent directors of the DV Board (the "DV Special Committee") that was formed to evaluate the Transaction.

Haywood Securities Inc. has provided an oral fairness opinion to the DV Board stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by the Dolly Varden shareholders pursuant to the arrangement is fair, from a financial point of view, to Dolly Varden shareholders.

Raymond James Ltd. has provided an oral fairness opinion to the DV Special Committee stating that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by the Dolly Varden shareholders pursuant to the arrangement is fair, from a financial point of view, to Dolly Varden shareholders.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director
Telephone: 1-604-602-1440
info@dollyvardensilver.com

9. Date of Report

December 11, 2025.

Forward-Looking Statements

This material change contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "Forward-looking Information"). These include statements regarding Contango and Dolly Varden's intent, or the beliefs or current expectations of the officers and directors of Contango and Dolly Varden for MergeCo post-closing. Actual results and outcomes of the proposed Transaction may vary materially from the amounts set out in any Forward-looking Information. As well, Forward-looking Information may relate to: future outlook and anticipated events, such as the consummation and timing of the Transaction; the ownership interests of existing Contango and Dolly Varden shareholders in MergeCo; the expected name of MergeCo; the accuracy of the pro forma financial position and outlook of MergeCo following the closing of the Transaction; the composition and success of the new management team and the MergeCo Board; the satisfaction of the conditions precedent to the Transaction; the timing of the meetings and the mailing of the Dolly Varden Circular and Contango Proxy Statement and completion of the Transaction; the treatment of stock options and restricted share units of Dolly Varden in connection with the Transaction; the issuance and conversion of the exchangeable shares; the intention to apply to list MergeCo on the Toronto Stock Exchange following closing of the Transaction; the success of Dolly Varden and Contango in combining operations upon closing of the Transaction; and future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Forward-looking Information is generally identified by the use of words like "will", "create", "enhance", "improve", "potential", "expect", "upside", "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Dolly Varden believes that the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Dolly Varden as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to the closing of the Transaction; risks related to the financial impact that tariffs placed on Canada by the United States and risks related to retaliatory tariffs placed on the United States by Canada; risks related to new members of management and the MergeCo Board; risks relating to changes in the gold or silver price; risks related to operations; risks related to development of MergeCo's assets in accordance with expectations; and other risks described from time to time in Dolly Varden's most recently filed annual information form, financial statements and, MD&A and other disclosures (under the heading "Risk Factors" or otherwise) which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Dolly Varden's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Dolly Varden assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Dolly Varden updates any one or more forward-looking statements, no inference should be drawn that the either company will make additional updates with respect to those or other Forward-looking Information. All Forward-Looking Information contained in this material change report is expressly qualified in its entirety by this cautionary statement.